

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 15, 2008

Mr. Gregory Leigh Lyons
President
American Petro-Hunter Inc.
225 Marine Drive, Suite 210
Blaine, Washington 98230

> **Re:** **American Petro-Hunter Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 28, 2008**
> **File No. 000-22723**

Dear Mr. Lyons:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief